UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2022
Commission File Number	001-39498

LIGHTSPEED COMMERCE INC.
(Translation of registrant's name into English)

700 Saint-Antoine Street East, Suite 300 Montréal, Québec, Canada H2Y 1A6
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Lightspeed Announces Fourth Quarter and Full Year 2022 Financial Results and Provides Outlook for Fiscal 2023
99.2	Annual Report to Shareholders for the fiscal year ended March 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lightspeed Commerce Inc.
(Registrant)
May 19, 2022	By:	/s/ Dan Micak
		Name:	Dan Micak
		Title:	EVP, General Counsel & Corporate Secretary

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